     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 2000



                                                      REGISTRATION NO. 333-46180

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                       ---------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                       ---------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                       ---------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                     REAL ESTATE INCOME FUND 2000 SERIES B

                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                           SALOMON SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,
     FENNER & SMITH
      INCORPORATED
   DEFINED ASSET FUNDS
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                              SALOMON SMITH BARNEY INC.
                                                        388 GREENWICH STREET
                                                             23RD FLOOR
                                                         NEW YORK, NY 10013

PAINEWEBBER INCORPORATED
   1285 AVENUE OF THE
        AMERICAS
   NEW YORK, NY 10019
                                                      DEAN WITTER REYNOLDS INC.
                                                           TWO WORLD TRADE
                                                         CENTER--59TH FLOOR
                                                         NEW YORK, NY 10048

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                  MICHAEL KOCHMANN
                                                        388 GREENWICH STREET
                                                         NEW YORK, NY 10013
                                  COPIES TO:
    ROBERT E. HOLLEY         NORA M. JORDAN, ESQ.        DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE        450 LEXINGTON AVENUE     DEAN WITTER REYNOLDS INC.
        AMERICAS              NEW YORK, NY 10017           TWO WORLD TRADE
   NEW YORK, NY 10019                                    CENTER--59TH FLOOR
                                                         NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.


/X/ Check box if it is proposed that this registration statement will become effective upon filing on October 30, 2000, pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           DEFINED ASSET FUNDS-REGISTERED TRADEMARK-
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           REAL ESTATE INCOME FUND 2000
                           SERIES B
                           (A UNIT INVESTMENT TRUST)

                           -  PROFESSIONAL SELECTION
                           -  OPTIONAL REINVESTMENT OF CASH DISTRIBUTIONS
                           -  MONTHLY INCOME




SPONSORS:
MERRILL LYNCH,             -----------------------------------------------------
PIERCE, FENNER & SMITH     The Securities and Exchange Commission has not
INCORPORATED               approved or disapproved these Securities or passed
SALOMON SMITH BARNEY INC.  upon the adequacy of this prospectus. Any
PAINEWEBBER INCORPORATED   representation to the contrary is a criminal offense.
DEAN WITTER REYNOLDS INC.  Prospectus dated October 30, 2000.

--------------------------------------------------------------------------------

Defined Asset Funds-Registered Trademark-
Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
   - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
   - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
   - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
   - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
   - Ongoing supervision: We monitor each portfolio on an ongoing basis.

No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.

CONTENTS


                                                    PAGE
                                                    ----
Risk/Return Summary...............................    3
What You Can Expect From Your Investment..........    7
  Income..........................................    7
  Records and Reports.............................    7
The Risks You Face................................    7
  Concentration Risk..............................    7
  REIT Taxation Risk..............................    8
  Litigation and Legislation Risks................    8
Selling or Exchanging Units.......................    8
  Sponsors' Secondary Market......................    9
  Selling Units to the Trustee....................    9
  Rollover/Exchange Option........................   10
How The Fund Works................................   10
  Pricing.........................................   10
  Evaluations.....................................   11
  Income..........................................   11
  Expenses........................................   11
  Portfolio Changes...............................   12
  Portfolio Termination...........................   13
  No Certificates.................................   13
  Trust Indenture.................................   13
  Legal Opinion...................................   14
  Auditors........................................   14
  Sponsors........................................   14
  Trustee.........................................   14
  Underwriters' and Sponsors' Profits.............   14
  Public Distribution.............................   15
  Code of Ethics..................................   15
  Year 2000 Issues................................   15
  Advertising and Sales Literature................   16
Taxes.............................................   16
Supplemental Information..........................   18
Financial Statements..............................   19
  Report of Independent Accountants...............   19
  Statement of Condition..........................   19

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY

 1. WHAT IS THE PORTFOLIO'S OBJECTIVE?
   The Portfolio seeks total return through capital appreciation and high current income by investing for approximately one year in a fixed portfolio of publicly traded equity real estate investment trusts.

   You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of income distributions.

 2. WHAT IS THE PORTFOLIO'S INVESTMENT STRATEGY?

 - The Portfolio contains 32 equity REITs selected by the Sponsors with research provided by a professional REIT consultant, Cohen & Steers Capital Management, Inc. Working with Cohen & Steers, we selected each REIT stock based on research including:


   -- risk-adjusted potential returns;

   -- performance under varying economical conditions;

      -- financial strength and flexibility;

      -- cash-flow quality; and

      -- growth potential.
 - We also considered liquidity, yield and diversification by category and geographic location.

 - In the opinion of the Sponsors, these REITs have attractive dividend yields and the potential for capital appreciation and increasing dividends. In the past three years, many of the stocks in the Portfolio have increased their dividends.

 - Over the long-term, REITs tend to be a hedge against inflation, and have historically demonstrated a low correlation to price movements of major indices.

 - Investing in the Portfolio rather than in only one or two of the underlying REITs is a way to diversify your investment, even though 100% of the Portfolio is invested in a single industry.

   The Portfolio plans to hold the stocks in the Portfolio for about one year. At the end of approximately one year, we will liquidate the Portfolio and select a new portfolio, if available.

 3. WHAT REAL ESTATE SECTORS ARE REPRESENTED IN THE PORTFOLIO?
   The Portfolio contains REITs in the following real estate sectors:


                                                    APPROXIMATE
                                                     PORTFOLIO
                                                    PERCENTAGE
-Office                                                   23%
-Apartment                                                21
-Industrial                                               12
-Office/Industrial                                        11
-Regional Mall                                            11
-Health Care                                               9
-Shopping Center                                           7
-Hotel                                                     4
-Manufactured Home                                         2


 4. WHAT ARE THE SIGNIFICANT RISKS?
   YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:

 - The Portfolio is considered to be "concentrated" in the real estate industry and is subject to certain risks associated with ownership of real estate generally and the value of REITs in particular.

   -- The REIT market has undergone considerable growth and change in recent years with the transformation from private to public ownership of real estate. Significant developments affecting REITs, which are generally disclosed in periodic reports filed by the REITs under the federal securities laws, are expected to continue.
 - There can be no assurance that the issuers of the underlying securities will pay dividends.

 - Stock prices can be volatile.

 - Share prices and dividend yields may decline during the life of the Portfolio.

 - The Portfolio may continue to purchase or hold the REITs originally selected even though their market value or yield may have changed.

 - The Portfolio does not reflect any investment recommendations of the Sponsors, and any one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

--------------------------------------------------------------------------------
                               DEFINED PORTFOLIO
    ------------------------------------------------------------------------

Equity Investor Fund
Real Estate Income Fund 2000 Series B
Defined Asset Funds



                                                                  PRICE
                                TICKER      PERCENTAGE          PER SHARE     CURRENT DIVIDEND           COST
NAME OF ISSUER                  SYMBOL   OF PORTFOLIO (1)     TO PORTFOLIO       YIELD (2)         TO PORTFOLIO (3)
----------------------------------------------------------------------------------------------------------------------
 1.  AMB Property Corporation   AMB                4.47%        $ 23.3750              6.33%         $ 15,661.25
 2.  Apartment Investment &     AIV                4.95           44.4375              6.30            17,330.63
     Management
     Company
 3.  Archstone Communities      ASN                3.98           24.0000              6.42            13,920.00
     Trust
 4.  Arden Realty, Inc.         ARI                3.01           23.9375              7.77            10,532.50
 5.  Avalonbay Communities,     AVB                4.99           45.9375              4.88            17,456.25
     Inc.
 6.  Boston Properties, Inc.    BXP                4.46           41.0625              5.16            15,603.75
 7.  Charles E. Smith           SRW                2.01           43.8750              5.33             7,020.00
     Residential Realty, Inc.
 8.  Chateau Communities, Inc.  CPJ                1.99           27.8750              7.39             6,968.75
 9.  Crescent Real Estate       CEI                3.05           20.1250             10.93            10,666.25
     Equities Company
10.  Duke-Weeks Realty          DRE                1.99           23.2500              7.40             6,975.00
     Corporation
11.  Equity Office Properties   EOP                7.03           30.0000              6.00            24,600.00
     Trust
12.  Equity Residential         EQR                5.04           46.4375              7.02            17,646.25
     Properties Trust
13.  First Industrial Realty     FR                2.99           30.8125              8.05            10,476.25
     Trust, Inc.
14.  General Growth             GGP                2.99           29.1250              7.00            10,485.00
     Properties, Inc.
15.  Health Care Property       HCP                4.05           28.9375             10.37            14,179.38
     Investors, Inc.
16.  Healthcare Realty Trust,    HR                2.02           20.1875             11.20             7,065.63
     Inc.
17.  Host Marriott Corporation  HMT                2.02           10.3750              8.87             7,055.00
18.  Kilroy Realty Corporation  KRC                2.00           25.9375              6.94             7,003.13
19.  Kimco Realty Corporation   KIM                2.98           40.1250              6.78            10,432.50
20.  Mack-Cali Realty           CLI                1.48           27.1875              8.97             5,165.63
     Corporation
21.  MeriStar Hospitality       MHX                2.00           18.9375             10.67             7,006.88
     Corporation
22.  Nationwide Health          NHP                2.98           14.6875             12.53            10,428.13
     Properties, Inc.
23.  Pan Pacific Retail         PNP                2.01           20.1250              8.35             7,043.75
     Properties, Inc.
24.  Prentiss Properties Trust   PP                1.99           24.9375              7.78             6,982.50
25.  ProLogis Trust             PLD                4.50           21.3125              6.29            15,771.25
26.  Reckson Associates Realty   RA                1.98           22.3750              6.90             6,936.25
     Corporation
27.  Simon Property Group,      SPG                4.01           21.9375              9.21            14,040.00
     Inc.
28.  Spieker Properties, Inc.   SPK                2.99           55.0625              5.09            10,461.88
29.  Taubman Centers, Inc.      TCO                2.51           11.1250              8.81             8,788.75
30.  The Macerich Company       MAC                2.00           20.0000             10.20             7,000.00
31.  Vornado Realty Trust       VNO                3.51           34.1875              5.62            12,307.50
32.  Weingarten Realty          WRI                2.02           41.8125              7.17             7,108.13
     Investors
                                           ------------                                              -----------
                                                 100.00%                                             $350,118.17
                                           ============                                              ===========


----------------------------


(1)  Based on Cost to Portfolio.
(2) Calculated by annualizing the latest quarterly or semi-annual ordinary dividend declared.
(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on October 27, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.
--------------------------------------------------------------------------------

The securities were acquired on October 27, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.



                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

 5. IS THIS PORTFOLIO APPROPRIATE FOR YOU?
   Yes, if you want total return through capital appreciation and high dividend income. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in equity securities of different issuers. Because all of the Portfolio stocks are in the real estate industry, this Portfolio is not designed to be a complete equity investment program.

   The Portfolio is NOT appropriate for you if you are unwilling to take the risk involved with an equity REIT investment. It may not be appropriate for you if you are seeking preservation of capital.

 6. WHAT ARE THE PORTFOLIO'S FEES AND EXPENSES?
   This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

   ESTIMATED ANNUAL OPERATING EXPENSES


                                          AS A % OF   AMOUNT
                                             NET     PER 1,000
                                           ASSETS      UNITS
                                          ---------  ---------
Trustee's Fee                                .091%     $0.90
Portfolio Supervision,
 Bookkeeping and
 Administrative Fees                         .071%     $0.70
REIT Consultant's Fee                        .151%     $1.50
Creation and Development Fee                 .250%     $2.48
Other Operation Expenses                     .059%     $0.58
                                           ------      -----
TOTAL                                        .622%     $6.16


   The Creation and Development Fee (estimated $.00248 per unit) compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection. This fee historically had been included in the sales fee.


ORGANIZATION COSTS per 1,000 units
(deducted from Portfolio assets at the close of
the initial offering period)                        $1.32


INVESTOR FEES

Maximum Sales Fee (Load) on new purchases (as a
percentage of $1,000 invested)                      2.50%


   You will pay an up-front sales fee of approximately 1.00%. In addition, ten deferred sales charges of $1.50 per 1,000 units ($15.00 annually) will be deducted from the Portfolio's net asset value on March 1, 2001, March 15, 2001, and thereafter on the first day of each month through November 1, 2001.


   EXAMPLE
   This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

   The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


1 Year  3 Years  5 Years  10 Years
 $328    $803    $1,303    $2,680



   The aggregate fees and expenses when you invest will not exceed 6.25% of your public offering price.

 7. HOW HAVE PRIOR REAL ESTATE INCOME SERIES PERFORMED?


   The following shows past performance of prior Defined Asset Funds Real Estate Income Series. While each series was chosen using a similar screening process, some series were outstanding for longer periods and had different sales charges. Past performance of prior series is no assurance of future results of those series of this Portfolio.



                                                        S&P 500          WILSHIRE
                           MAXIMUM    PORTFOLIO        COMPOSITE        REIT INDEX
                            SALES   AVERAGE ANNUAL   INDEX AVERAGE    AVERAGE ANNUAL
SERIES        TERM         CHARGE     RETURN(1)     ANNUAL RETURN(2)    RETURN(2)
------        ----         -------  --------------  ----------------  --------------
RET001  06/15/94-08/14/98    5.35%          8.54%           24.89%           10.82%
RET002  06/25/96-08/18/00    5.35          13.07            23.22            10.55
RET003  10/30/98-09/30/00    4.50           4.66            16.41            10.67
RET004  05/12/99-09/30/00    4.50           4.84             5.03             6.64


       -----------------------------------


     Average annual total return represents price changes plus reinvestment of
(1) income and principal distributions, divided by the public offering price, and reflects actual expenses and maximum sales charges which differ from the current Portfolio.
     Indexes hae no sales charges or expenses. No one can invest directly in an
(2)  index.

 8. IS THE PORTFOLIO MANAGED?
   Unlike a mutual fund, the Portfolio is not managed and securities are not sold because of market changes. The Sponsors monitor the portfolio and may instruct the Trustee to sell securities under certain limited circumstances.

 9. HOW DO I BUY UNITS?
   You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

   The minimum investment is $250.


UNIT PRICE PER 1,000 UNITS                          $999.90
(as of October 27, 2000)


   Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown on page 4, to which no sales fee has been applied.

   The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.

10. HOW DO I SELL UNITS?
   You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.

11. HOW ARE DISTRIBUTIONS MADE AND TAXED?

   The Fund pays distributions of any dividend income, net of expenses, on the 25th of each month beginning December, 2000, through October, 2001 if you own units on the 10th of those months. However, if the distribution would be less than $1.00 per 1,000 units, the income will be distributed at the next scheduled distribution date or termination. Distributions of ordinary income will be dividends for federal income tax purposes and will not be eligible for the dividends-received deduction for corporations. Certain distributions may be designated as capital gain dividends, which may be eligible for the 20% maximum federal tax rate in the hands of noncorporate investors. Foreign investors' share of dividends will generally be subject to withholding taxes.


12. WHAT OTHER SERVICES ARE AVAILABLE?

   REINVESTMENT
   You may choose to reinvest your distributions into additional units of the Portfolio. Unless you choose reinvestment, you will receive your distributions in cash.

   EXCHANGE PRIVILEGES
   You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME


The Portfolio will pay to you any income it has received monthly during its life beginning on December, 2000 through October, 2001. Reasons your income may vary are:


  - changes in the Portfolio because of additional securities purchased or sold;
  - a change in the Portfolio's expenses; and
  - the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:

- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- annual reports on Portfolio activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED DURING THE YEAR. PLEASE CONTACT YOUR TAX ADVISOR IN THIS REGARD.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK


When stocks in a particular industry make up 25% or more of the Portfolio, the Portfolio is said to be "concentrated" in that industry, which makes the Portfolio less diversified. Here is what you should know about the Portfolio's concentration in REITs.


Many factors can have an adverse impact on the performance of a particular REIT, its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. Risks associated with the direct ownership of real estate include, among other factors:

  - general and local economic conditions;
  - decline in real estate values;
  - the financial health of tenants;
  - overbuilding and increased competition for tenants;
  - oversupply of properties for sale, changing demographics, changes in interest rates, changes in government regulations, faulty construction;
  - changes in neighborhood values;
  - the unavailability of construction financing or mortgage loans at rates acceptable to developers.
  - Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular.
  - E-commerce though the internet may have an adverse impact on retail sales of tenants of retail shopping centers and to a lesser extent, regional malls.
  - The financial condition of some tenants of healthcare REITs have been adversely affected by the balanced budget amendment of 1997 which reduced medicare reimbursement levels.
  - REITs may not be diversified and are subject to:

    -- the risks of financing projects;
    -- defaults by borrowers;
    -- self-liquidation; and
    -- the market's perception of the REIT industry generally.

  - Certain REITs in the Portfolio may be structured as UPREITs. This form of REIT owns an interest in a partnership that owns real estate, which can result in a potential conflict of interest between shareholders who may want to sell an asset and partnership interest holders who would be subject to tax liability if the REIT sells the property.
  - In some cases, REITs have entered into "no sell" agreements, which are designed to avoid a taxable event to the holders of partnership units by preventing the REIT from selling the property. This kind of arrangement could mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Because "no sell" agreements are often undisclosed, the Sponsors are unable to state whether any of the REITs in the Portfolio have entered into this kind of arrangement.

REIT TAXATION RISK

Each REIT in which the Portfolio invests will have stated its intention to be treated as a "real estate investment trust." However, we cannot assure you that the REITs have complied or will comply with the numerous requirements necessary for a REIT to qualify as a "real estate investment trust." If a REIT fails to so qualify, its taxable income will be subject to a regular corporate tax, and it will not be eligible for a treatment as a REIT for the next four taxable years.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:

  - reducing the dividends-received deduction or
  - increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and

  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.


If you sell units with a value of at least $250,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the Portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.


There could be a delay in paying you for your units:

  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Real Estate Income Portfolio if one is available.


If you hold your units with one of the Sponsors and notify your financial adviser by December 5, 2001, your units will be redeemed and the proceeds from the sale of the securities will be reinvested in units of the new Real Estate Income Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution after the Portfolio terminates.



The Portfolio will terminate by January 8, 2002. However, we may extend the termination date for a period no longer than 30 days without giving notice to you.


If you participate in the rollover, you may realize taxable capital gain but may not be entitled to a deduction for any capital loss recognized on the rollover. You should consult your tax adviser in this regard.

If you continue to hold your units, you may exchange units of this Portfolio any time before the Portfolio terminates for units of other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Portfolio from certain other Defined Asset Funds and unit trusts. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:

  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.


The deferred sales fee is generally a monthly charge of $1.50 per 1,000 units ($15.00 annually) and is accrued in ten installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.


It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last annual installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME

- The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
- Each unit receives an equal share of distributions of dividend income net of estimated expenses. Each investor's monthly income distribution will equal approximately one-twelfth of the investor's pro rata share of the estimated annual income to the Income Account, after deducting estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

The maximum sales fee is 2.50%. If you hold units in certain eligible accounts offered by the Sponsors, you will pay no sales fee. Employees and non-employee directors of the Sponsors may be charged a reduced sales fee of no less than $5.00 per 1,000 Units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.

The maximum sales fee is effectively reduced if you invest as follows:

                                                    YOUR MAXIMUM SALES
                  IF YOU INVEST:                       FEE WILL BE:
                  --------------                    ------------------
Less than $50,000                                             2.50%
$50,000 to $99,999                                            2.25%
$100,000 to $249,999                                          1.75%
$250,000 to $999,999                                          1.50%
$1,000,000 or more                                            0.75%


The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.


The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.

We decide whether to offer units for sale that we acquire in the secondary market after reviewing:

  - diversity of the Portfolio;

  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. We will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES


All investors are required to hold their units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.


TRUST INDENTURE

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:

  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:

  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or
  - continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051

SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013

DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Bank of New York, Unit Investment Trust Department, Box 974-Wall Street Station, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.


During the initial offering period, the Sponsor may realize profits or sustain losses on units they hold due to fluctuations in the price per unit. The Sponsors experienced a loss of $404.40 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales charges and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.


Dealers will be entitled to the concession stated below on units sold or redeemed during the first year.


                                                    DEALER CONCESSION AS
                                                       A % OF PUBLIC
AMOUNT PURCHASED                                       OFFERING PRICE
----------------                                    --------------------
Less than $50,000                                              2.00%
$50,000 to $99,999                                             1.80%
$100,000 to $249,999                                           1.45%
$250,000 to $999,999                                           1.25%
$1,000,000 and over                                            0.50%

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.


CODE OF ETHICS



The Fund and the Agent for the Sponsors have each adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Fund transactions. Subject to certain conditions, the codes permit employees to invest in Fund securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Fund and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.



YEAR 2000 ISSUES



Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year

2000 Problem"). To date we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the bonds contained in the Portfolio. We cannot predict whether any impact will be material to the Fund as a whole.



ADVERTISING AND SALES LITERATURE



Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.



Sales literature and articles may include brief descriptions of the principal businesses of the companies represented in the Portfolio and the research analysis of why they were selected. In addition, they may include research opinions on the economy, countries and industry sectors and include a list of funds generally appropriate for pursuing those recommendations.


TAXES

The following summarizes some of the important income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances, or subject to special rules. You should consult your own tax adviser about your particular circumstances.

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio intends to qualify for special tax treatment as a regulated investment company so that it will not be subject to federal income tax on the portion of its taxable income that it distributes to investors in a timely manner.

DISTRIBUTIONS

Distributions to you of the Portfolio's dividend income and of the Portfolio's gains from Securities it has held for one year or less will generally be taxed to you as ordinary income, to the extent of the Portfolio's taxable income not attributable to the Portfolio's net capital gain. Distributions to you in excess of the Portfolio's taxable income will be treated as a return of capital and will reduce your basis in your Units. To the extent such distributions exceed your basis, they will be treated as gain from the sale of your Units.


Distributions to you that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate investors will not be eligible for the 70% dividends-received deduction with respect to the portion of these distributions that is attributable to dividends from U.S.

corporations. You should consult your tax adviser in this regard.


Distributions to you of the Portfolio's net capital gain will generally be taxable to you as long-term capital gain, regardless of how long you have held your Units.

GAIN OR LOSS UPON DISPOSITION

You will generally recognize capital gain or loss when you dispose of your Units for cash (by sale or redemption) or when you exchange your units for units of another Defined Asset Fund. If you receive Securities upon redemption of your Units, (including pursuant to the rollover option) you will generally recognize capital gain or loss equal to the difference between your basis in your Units and the fair market value of the Securities received in redemption.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss that you recognize on a disposition of your units will be long-term if you have held your Units for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR BASIS IN THE SECURITIES

Your aggregate basis in the Units will generally be equal to the cost of your Units, including the initial sales charge and the Creation and Development fee. You should not increase your basis in your Units by deferred sales charges or organizational expenses.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to withholding tax at a rate of 30% (or a lower applicable treaty rate) on distributions. Based on the advice of our special counsel as to existing law, the Trustee does not intend to withhold from distributions to you of a Portfolio's net capital gain. Gain from sale or redemption of your units should not be subject to withholding tax. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                         REPORT OF INDEPENDENT AUDITORS



The Sponsors, Trustee and Holders of Equity Investor Fund, Real Estate Income Fund 2000 Series B, Defined Asset Funds (the "Portfolio"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of October 30, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of October 30, 2000 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
New York, NY
October 30, 2000



                 STATEMENT OF CONDITION AS OF OCTOBER 30, 2000


TRUST PROPERTY


Investments--Contracts to purchase
  Securities(1)...................................  $  350,118.17
                                                    -------------
  Total...........................................  $  350,118.17
                                                    =============
LIABILITY AND INTEREST OF HOLDERS
  Reimbursement of Sponsors for organization
    expenses(2)...................................  $      466.82
                                                    -------------
  Subtotal........................................         466.82
                                                    -------------
Interest of Holders of 353,654 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)............................  $  353,618.63
  Gross underwriting commissions and organization
    expenses(5)(2)................................      (3,967.28)
                                                    -------------
  Subtotal........................................     349,651.35
                                                    -------------
  Total...........................................  $  350,118.17
                                                    =============


----------------------------

        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on October 27, 2000. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $350,522.57 and deposited with the Trustee. The amount of the letter of credit includes $350,118.17 for the purchase of securities.


        (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.32 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If actual organization costs exceed the amount estimated above, the Sponsors will pay this excess amount.


        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.90 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.


        (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on October 27, 2000.


        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $1.50 per 1,000 Units is payable on March 1, 2001, March 15, 2001, and thereafter on the 1st day of each month through November 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

              Defined
            Asset Funds-Registered Trademark-

HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         REAL ESTATE INCOME FUND 2000 SERIES B
recent free Information                  (A Unit Investment Trust)
Supplement that gives more               ---------------------------------------
details about the Fund,                  This Prospectus does not contain
by calling:                              complete information about the
The Bank of New York                     investment company filed with the
1-800-221-7771                           Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-46180) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                       RR--10/00

                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

       A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          Salomon Smith Barney Inc. ..................................         8-8177
          PaineWebber Incorporated....................................        8-16267
          Dean Witter Reynolds Inc. ..................................        8-14172

                          ----------------------------

B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          Salomon Smith Barney Inc. ..................................       13-1912900
          PaineWebber Incorporated....................................       13-2638166
          Dean Witter Reynolds Inc. ..................................       94-0899825
          The Bank of New York, Trustee...............................       13-4941102

                                  UNDERTAKING

The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

    SERIES DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
Equity Investor Fund, Select S&P Industrial Portfolio 1998
Series H....................................................       333-64577
Equity Investor Fund, Tele-Global Trust 2000 B..............       333-95875


                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet of Form S-6.

The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

The Prospectus.

Additional Information not included in the Prospectus (Part II).

The following exhibits:


      1.1                     -- Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Equity Income Fund, Select S&P
                                 Industrial Portfolio 1997 Series A. 1933 Act File No. 33-05683.
      1.1.1                   -- Form of Standard Terms and Conditions of Trust Effective October
                                 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the
                                 Registration Statement of Municipal Investment Trust Fund,
                                 Multistate Series--48, 1933 Act File No. 33-50247).
      1.11.1                  -- Merrill Lynch Code of Ethics (incorporated by reference to
                                 Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the
                                 Registration Statement of Equity Participation Series, Low Five
                                 Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
      1.11.2                  -- Equity Investor Fund Code of Ethics (incorporated by reference to
                                 Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the
                                 Registration Statement of Equity Participation Series, Low Five
                                 Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
      1.2                     -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The
                                 Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment
                                 Series, 1933 Act File No. 2-90925).
      3.1                     -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "How The Fund Works--Legal Opinion" in the
                                 Prospectus.
      5.1                     -- Consent of independent accountants.
      9.1                     -- Information Supplement (incorporated by reference to Exhibit 9.1 to Post-Effective Amendment No. 16 to the Registration Statement
                                 of Equity Income Fund, Second Exchange Series AT&T Shares,
                                 Defined Asset Funds, 1933 Act File No. 2-87566).

                                   SIGNATURES


The registrant hereby identifies the series numbers of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:


1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

3) That it has complied with Rule 460 under the Securities Act of 1933.


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 30TH DAY OF OCTOBER 2000.


               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute    Powers of Attorney have been filed
  a majority of                                            under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                                            File
  Fenner & Smith Incorporated:                      Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS

     JAY M. FIFE
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of        Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:          have been filed
                                                                under the 1933 Act
                                                                File Numbers:
                                                                333-63417 and
                                                                333-63033

     MICHAEL A. CARPENTER
     DERYCK C. MAUGHAN

     By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON

     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039, 333-47553, 333-89009 and
                                            333-39302.



     BRUCE F. ALONSO
     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     DONALD G. KEMPF, JR.
     JOHN J. MACK
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     JOHN H. SCHAEFER
     THOMAS C. SCHNEIDER
     ALAN A. SCHRODER
     ROBERT G. SCOTT


     By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)